FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 15 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Holding(s) in Company' sent to the London Stock Exchange on 15 March 2004


mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 15 March 2004.

mmO2 Contact:
Emma Ridgewell
Secretarial Services Assistant
mmO2 plc
t: +44 (0)1753 628227


March 12, 2004

MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
United Kingdom

FAX: 011-44-1-753-628-150

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen

Sr. Compliance Specialist



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
    82 Devonshire Street
    Boston, MA 02109

Parent holding company of Fidelity Management & Research Company, (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
    P.O. Box HM 670
    Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Fidelity has a non-beneficial interest in 507,619,175 Ordinary shares. This holding represents 5.85% of mmO2 plc's issued Ordinary Share Capital.

Schedule 'A'

Nominee/Registered Name                      Management              Shares Held
                                                Company

Chase Nominees Limited                            FMRCO               68,469,560

State Street Bank & Trust Company                 FMRCO                2,014,600

State Street Nominees Limited                     FMRCO               10,268,700

HSBC                                              FMRCO               16,250,000

JP Morgan Chase                                   FMRCO                  158,200

Lloyds Bank Nominees Limited                       FMTC                  583,000

BT Globenet Nominees Limited                       FMTC                  369,900

State Street Bank & Trust                          FMTC                  584,000

Chase Manhattan Bank London                        FISL               92,200,897

Chase Nominees Limited                             FISL               11,966,003

Chase Nominees Limited                              FPM               11,419,801

Northern Trust                                      FPM                5,303,500

Bank of New York London                             FPM                2,993,900

Deutsche Bank                                       FPM                  410,100

Citibank                                            FPM                  836,600

Mellon Nominees Limited                             FPM                  577,400

HSBC Client Holdings Nominee (UK) Limited           FIL              141,858,889

Chase Manhattan Bank London                         FIL               53,824,780

Bank of New York London                             FIL               20,101,860

Chase Nominees Limited                              FIL               17,786,634

Northern Trust                                      FIL               17,908,000

Nortrust Nominees Limited                           FIL                5,103,700

State Street Bank & Trust                           FIL                5,878,041

Bank of New York Brussels                           FIL                2,381,100

Mellon Nominees Limited                             FIL                  398,900

Northern Trust London                               FIL                1,116,200

Citibank                                            FIL                  734,300

Deutche Bank                                        FIL                6,036,100

J P Morgan                                          FIL                  197,200

Brown Brothers Harriman                             FIL                3,490,900

Deutsche Bank AG London                             FIL                  338,210

HSBC                                                FIL                2,544,000

Bank of New York Brussels                           FIL                  436,700

State Street Nominees Limited                       FIL                  917,800

Nortrust Nominees Limited                           FIL                1,982,800

Brown Brothers Harriman Ltd. LUX                    FIL                  176,900

Total Ordinary Shares                                                507,619,175

Current ownership percentage                                               5.85%

Shares in issue                                                    8,671,713,742

Change in holdings since last filing                  14,658,954 ordinary shares


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 15 March 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary